                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                 SCHEDULE 13D


                   Under the Securities Exchange Act of 1934

                      American Superconductor Corporation
--------------------------------------------------------------------------------
                               (Name of Issuer)


                         Common Stock, $.01 par value
--------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                   030111108
                       --------------------------------
                                (CUSIP Number)


                             George W. Lloyd, Esq.
                        Testa, Hurwitz & Thibeault, LLP
                                125 High Street
                               Boston, MA  02110
--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)


                              September 29, 1999
       ----------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

       Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S)240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

-----------------------                                  ---------------------
  CUSIP NO. 030111108                                      PAGE 2 OF 9 PAGES
-----------------------                                  ---------------------


------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      E.D.F. Capital Investissement, S.A.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      France
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          1,100,000
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             -0-
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          1,100,000
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      1,100,000
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      7.65%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

-----------------------                                  ---------------------
  CUSIP NO. 030111108                                      PAGE 3 OF 9 PAGES
-----------------------                                  ---------------------

Item 1.  Security and Issuer

     This statement on Schedule 13D relates to the Common Stock, $.01 par value per share (the "Common Stock"), of American Superconductor Corporation, a
Delaware corporation (the "Issuer").   The principal executive offices of the
Issuer are located at Two Technology Drive, Westborough, MA  01581.

Item 2.  Identity and Background

     (i) This statement is being filed by E.D.F. Capitae Investissement, S.A., a corporation organized under the laws of France ("ECI"). ECI is a wholly-owned subsidiary of Electricite de France, S.A., a corporation organized under the laws of France ("EDF").

     (ii) The address of the principal office and principal business of ECI is 50 rue de Monceau 75008, Paris, France. The address of the principal office and principal business of EDF is 2 rue Louis Murat, Paris, France 75383.

     (iii) EDF is a large French electric utility corporation and is principally engaged in the production and distribution of electricity in France. ECI is a holding company for investing in companies developing new applications and technology of relevance to the electricity industry.

     (iv) Set forth in Schedule I and Schedule II is the name and present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of ECI and EDF, respectively, as of the date hereof.

     (v) During the past five years, none of ECI, EDF, and, to the best knowledge of ECI and EDF, any person named in Schedule I to this Schedule 13D has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (vi) During the past five years, none of ECI, EDF, and, to the best knowledge of ECI and EDF, any person named in Schedules I and II to this
Schedule 13D, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to Federal or state securities laws or finding any violation with respect to such laws.

     (vii) All of the directors and executive officers of ECI named in Schedule I are citizens of France and all of the directors and executive officers of EDF named in Schedule II are citizens of France.

Item 3.  Source and Amount of Funds or Other Consideration

     On April 1, 1997, the Issuer and CHARTH (Compagnie Holding d'Applications et de Realisations Thermiques et Hydrauliques) S.A., a wholly-owned subsidiary of EDF, entered into a Strategic Alliance Agreement (the "Strategic Alliance Agreement"), pursuant to which CHARTH agreed to make an equity investment of $10,000,000 in the Issuer in return for 1,000,000 shares of Common Stock. The purchase price for this investment was paid out of the available cash of CHARTH. CHARTH transferred the shares to ECI for no consideration on September 10, 1999. ECI has assumed all of the rights and obligations of CHARTH under the Strategic Alliance Agreement pursuant to Amendment No. 1 to the Strategic Alliance Agreement dated as of September 10, 1999.

                                 SCHEDULE 13D

-----------------------                                  ---------------------
  CUSIP NO. 030111108                                      PAGE 4 OF 9 PAGES
-----------------------                                  ---------------------


Item 4.  Purpose of Transaction

     As described more fully in Item 3 above, this statement relates to the 1,000,000 shares of Common Stock transferred from CHARTH to ECI, in addition to the additional 100,000 shares of Common Stock purchased by ECI previously on the open market. Pursuant to the Strategic Alliance Agreement, as amended, the Issuer agreed to increase the number of members of the Issuer's Board of Directors by one, and an individual designated by ECI was elected to serve on the Board. An advisory board has been established, which is comprised of three members from each of the Issuer and ECI, to exchange information regarding the electricity market.

     Pursuant to the Strategic Alliance Agreement, as amended, ECI has been granted certain registration rights relating to the Common Stock held by ECI. In addition, ECI has agreed not to acquire, directly or indirectly any voting securities, if after such acquisition, ECI would own of record or beneficially in the aggregate more than 12% of the voting securities of the Issuer on a fully diluted basis. The shares of Common Stock acquired by ECI have been acquired for the purpose of making an investment in the Issuer and not with the present intention of acquiring control of the Issuer's business.

     ECI intends from time to time to review its investment in the Issuer on the basis of various factors, including the Issuer's business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer's securities in particular, as well as other developments and other investment opportunities. Based upon such review, ECI will take such actions in the future as ECI may deem appropriate in light of the circumstances existing from time to time. If ECI believes that further investment in the Issuer is attractive, whether because of the market price of the Issuer's securities or otherwise, they may acquire shares of Common Stock or other securities of the Issuer either in the open market or in privately-negotiated transactions. Similarly, depending on market and other factors, ECI may determine to dispose of some or all of the Common Stock currently owned by ECI or otherwise acquired by ECI either in the open market or in privately negotiated transactions.

     Except as stated above, ECI, EDF and all those listed on Schedules I and II have no present plans which relate to or would result in:

     (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of the Issuer;

     (f) Any other material change in the Issuer's business or corporate structure;

                                 SCHEDULE 13D

-----------------------                                  ---------------------
  CUSIP NO. 030111108                                      PAGE 5 OF 9 PAGES
-----------------------                                  ---------------------


     (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

     (j)  Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

     (a)  Amount Beneficially Owned:

                ECI beneficially owns 1,100,000 shares of Common Stock.

          Percent of Class:

                Based on shares outstanding as of June 30, 1999, ECI owns 7.65% of the outstanding Common Stock.

     (b)  Number of shares as to which ECI has:

          (i)   sole power to vote or direct the vote:  1,100,000 shares

          (ii)  shared power to vote or direct the vote:  Not applicable.

          (iii) sole power to dispose or to direct the disposition of:
                1,100,000 shares

          (iv) shared power to dispose or to direct the disposition of: Not applicable.

     (c) Except as set forth in Item 3 herein, none of ECI, EDF, and, to the best knowledge of ECI and EDF, any person named in Schedules I and II, has effected any transaction in the Common Stock during the past 60 days.

     (d)  Not applicable.

     (e)  Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships
         With Respect to Securities of the Issuer

     Except as described in Item 4 above, to ECI and EDF's knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

                                 SCHEDULE 13D

-----------------------                                  ---------------------
  CUSIP NO. 030111108                                      PAGE 6 OF 9 PAGES
-----------------------                                  ---------------------


Item 7.  Material to Be Filed as Exhibits

     Exhibit 1  The Strategic Alliance Agreement dated April 1, 1997 between the
     ---------
Issuer and CHARTH is incorporated by reference to the Exhibits to the Issuer's Annual Report on Form 10-K filed with the Securities and Exchange Commission on June 30, 1997.

     Exhibit 2  Amendment No.1 to the Strategic Alliance Agreement dated as of
     ---------
September 10, 1999, by and among the Issuer, CHARTH and ECI.

                                 SCHEDULE 13D

-----------------------                                  ---------------------
  CUSIP NO. 030111108                                      PAGE 7 OF 9 PAGES
-----------------------                                  ---------------------


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and current.

Date:  September 16, 1999


                                        E.D.F. CAPITAL INVESTISSEMENT, S.A.



                                        By:  /s/ Jean-Phillipe Larramendy
                                           -------------------------------------
                                           Name:  Jean-Phillipe Larramendy
                                           Title:  President

                                 SCHEDULE 13D

-----------------------                                  ---------------------
  CUSIP NO. 030111108                                      PAGE 8 OF 9 PAGES
-----------------------                                  ---------------------


                                  SCHEDULE I
                                  ----------

                       Executive Officers and Directors
                                      of
                      E.D.F. Capital Investissement, S.A

                                                                 Name and Address of Corporation
                                   Principal Occupation          or Other Organization in Which
Name                               or Employment                 Employed
-----------------------------      -----------------------       -----------------------------------
Jacques Chauvin                    Chairman                      Electricite de France

Jean-Philippe Larramendy           President                     Tocqueville International

Jean-Louis Joliot                  Director                      Electricite de France

Vincent de Rivaz                   Director                      Electricite de France

Alain Genel                        Director                      Electricite de France

Philippe Roblique                  Director                      Electricite de France

Alain Sarrazin                     Director                      Electricite de France

Jean-Pierre Benque                 Director                      Electricite de France

                                 SCHEDULE 13D

-----------------------                                  ---------------------
  CUSIP NO. 030111108                                      PAGE 9 OF 9 PAGES
-----------------------                                  ---------------------


                                  SCHEDULE II
                                  -----------

                           Conseil D'Administration
                                      of
                          Electricite de France, S.A.

                                                                 Name and Address of Corporation
                                   Principal Occupation          or Other Organization in Which
Name                               or Employment                 Employed
-------------------------------    -----------------------       -------------------------------------
Francois Roussely                  President                     Electricite de France

Francois Ailleret                  Administrator                 Electricite de France

Andre Aurengo                      Administrator                 Lat Pitie Salpetriere

Christophe Blanchard Dignac        Administrator                 Ministere de l'Economie, des
                                                                 Finances et de l'Industrie

Jean-Pierre Cremona                Administrator                 Electricite de France

Jean-Michel Charpin                Administrator                 Commissariat au Plan

Yannick d'Escatha                  Administrator                 Commissariat a l'Energie Atomique

Daniel Foundoulis                  Administrator                 Conseil National de la Consommation

Jean Gaubert                       Administrator                 Depute

Nicolas Jachiet                    Administrator                 Ministere de l'Economie, des
                                                                 Finances et de l'Industrie

Jean-Marc Mauchaufee               Administrator                 Electricite de France

Alain Martin                       Administrator                 Electricite de France

Yvon Montane                       Administrator                 Depute

Louis Schweitzer                   Administrator                 Renault

Robert Pantaloni                   Administrator                 Electricite de France

Marie-Catherine Polo               Administrator                 Electricite de France

Christine Saincy                   Administrator                 Electricite de France

Jean-Francois Stoll                Administrator                 Ministere de l'Economie, des
                                                                 Finances et de l'Industrie